SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between July 1, 2006 and July 31, 2006 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(X) Board of Directors		( ) Executive Officers	( ) Audit Comittee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)			1,857,719		1.70%	0.95%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common Shares		Conversion of common shares into preferred shares	Jule 19, 2006	1,857,705	-	-

According to the M inutes of the Board of Directors' Meeting, held on July 19, 2006, the Board of Directors resolved to homologate the conversion of one million eight hundred and fifty seven thousand seven hundred and five (1,857,705) common shares of the Company, owned by shareholder Constantino de Oliveira Jr., which are free and clear of any encumbrances whatsoever, into preferred shares, representing the capital stock of the Company, with the same characteristics, and being entitled, as of this date, to the same rights and advantages conferred to the preferred shares already issued by the Company.

Final Balance

Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)			14		Under 0.01%	Under 0.01%
Shares	Preferred			1,857,705		2.10%	0.95%

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between July 1, 2006 and July 31, 2006 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		(X ) Executive Officers	( ) Audit Comittee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Preferred			883,912		1.02%	0.45%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Final Balance
Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Preferred			883,912		1.00%	0.45%

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between July 1, 2006 and July 31, 2006 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Audit Comittee		(X ) Controlling Shareholders / Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Common			107,590,772		98.30%	54.84%
Shares	Preferred			34,845,638		40.16%	17.76%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Common			107,590,772		100.00%	54.84%
Shares	Preferred			34,845,638		49.32%	17.76%

Note: The Company had no Audit Committee in this period.
Note: According to the Notice to the Market, dated June 19, 2006, common shares representing 50.0001384212% of the total issued common shares of the Company, held by Fundo de Investimento em Participações Asas, are retained under a reservation of usufruct for the benefit of: Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, who are entitled to exercise the voting rights conferred by the referred shares withusufruct.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.